Filed pursuant to Rule 424(b)(3)
Registration No. 333-125546

SUPPLEMENT NO. 3 DATED MAY 16, 2006

TO PROSPECTUS DATED MARCH 3, 2006

APPLE REIT SEVEN, INC.

The following information supplements the prospectus of Apple REIT Seven, Inc. dated March 3, 2006 and is part of the prospectus. This Supplement updates the information presented in the prospectus and in prior Supplements. Prospective investors should carefully review the prospectus, Supplement No. 2 (which was cumulative and replaced the prior Supplement), and this Supplement No. 3.

Status of the Offering	S – 3
Recent Developments	S – 3
Acquisitions and Related Matters	S – 4
Summary of Contracts	S – 5
Our Properties	S – 6
Selected Financial Data	S – 8
Management’s Discussion and Analysis of Financial Condition and Results of Operations	S – 9
Index to Financial Statements	F – 1

The prospectus, and each supplement, each contain forward-looking statements. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriot,” “Fairfield Inn,” “TownePlace Suites,” “Springhill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Seven, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn & Suites,” “Homewood Suites,” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Seven, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on March 15, 2006. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of April 25, 2006, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	3,757,835	41,336,185	37,202,567

Total	8,519,740	$91,336,185	$82,202,567

RECENT DEVELOPMENTS

Recent Purchases

On April 27, 2006, one of our wholly-owned subsidiaries closed on the purchase of a hotel in Houston, Texas. The gross purchase price for this hotel was $13,600,000. The purchase contract for this hotel was assigned to our purchasing subsidiary by Apple Six Hospitality, Inc., which is a wholly-owned subsidiary of Apple REIT Six, Inc. Glade M. Knight, who is one of our directors and our Chief Executive Officer, holds the same positions with regard to Apple REIT Six, Inc.

On May 9, 2006, one of our wholly-owned subsidiaries closed on the purchase of a hotel in San Diego, California. The gross purchase price for this hotel was $34,500,000. As mentioned in Supplement No. 2, the purchase contract for this hotel was assigned to our purchasing subsidiary by Apple Suites Realty Group, Inc., which is wholly-owned by Glade M. Knight.

As part of the purchase contract assignments mentioned above, we caused our purchasing subsidiaries to reimburse the assignors for their initial deposits under the purchase contracts. These reimbursement payments did not result in a profit to the assignors.

Recent Purchase Contracts

In addition to the purchases described above, we have entered into purchase agreements for three other hotels. These hotels are located in Miami, Florida, in Omaha, Nebraska and in Vancouver, Washington. While these potential purchases are not related, the hotels are expected to have a combined total of 404 guest rooms. Under the separate purchase contracts, the combined gross purchase price for these hotels is $53,850,000.

The purchase contract for the hotel in Miami, Florida was assigned to one of our wholly-owned subsidiaries by Apple Six Hospitality Ownership, Inc., which is a wholly-owned subsidiary of Apple REIT Six, Inc. As part of this purchase contract assignment, we caused our subsidiary to reimburse the assignor for its initial deposit of $150,000 under the purchase contract. This reimbursement payment did not result in a profit to the assignor.

The purchase contract for the hotel in Omaha, Nebraska required an initial deposit of $250,000. The purchase contract also contemplates that our purchasing subsidiary would assume an existing loan secured by the hotel. The original principal balance for this loan was $13,250,000 and the current principal balance is approximately $12,787,548. The loan provides for a fixed annual interest rate of 6.8% and has a maturity date of January 1, 2014.

The purchase contract regarding the hotel in Vancouver, Washington relates to the entity which will own the hotel upon the completion of its construction. If we close under this purchase contract, that entity would become one of our wholly-owned subsidiaries and the hotel would become one of our properties. The initial deposit under this purchase contract was $500,000.

Certain necessary conditions remain unsatisfied under each of the three purchase contracts mentioned above. Accordingly, there can be no assurance at this time that our purchasing subsidiary will acquire any of these hotels.

Source of Payments

The total gross purchase price for the two recent purchases was funded by our ongoing offering of units. We also used the proceeds of our ongoing offering to pay the reimbursement and deposit amounts mentioned above, and to pay $962,000, representing 2% of the total gross purchase price for the recent purchases, as a commission to Apple Suites Realty Group, Inc.

ACQUISITIONS AND RELATED MATTERS

Overview of Recent Purchases

Our recent purchases, through our subsidiaries, have resulted in our indirect ownership of two hotels. Each hotel has been leased to another one of our wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the lessee and the applicable manager. For simplicity, the manager will be referred to below as the “manager.”

The hotel lease agreements and management agreements are among the contracts described in the next section. The table below specifies the franchises, hotel owners, lessees and managers for our recent purchases (with additional hotel information provided in a following section):

Hotel	Franchise (a)	Hotel Owner/Lessor	Lessee	Manager

Houston, Texas	Residence Inn	Apple Seven Hospitality Texas, L.P.	Apple Seven Services, L.P.	Texas Western Management Partners, L.P.
San Diego, California	Hilton Garden Inn	Apple Seven Hospitality Ownership, Inc.	Apple Seven Hospitality Management, Inc.	Inn Ventures, Inc.

Notes for Table:

(a)	All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.

We have no material relationship or affiliation with the sellers or the managers, except for the relationship resulting from our purchases, the management agreements, the pending purchase contracts and any related documents.

SUMMARY OF CONTRACTS

Hotel Lease Agreements

Each of the recently purchased hotels is covered by a separate hotel lease agreement between our wholly-owned purchasing subsidiary and the applicable lessee (another one of our wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. Each lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). The annual base rents and lease commencement dates for the hotels are shown below:

Hotel	Franchise	Annual Base Rent	Date of Lease Commencement
Houston, Texas	Residence Inn	$1,033,400	April 27, 2006
San Diego, California	Hilton Garden Inn	2,633,270	May 9, 2006

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each of the recently purchased hotels is being managed by the manager under separate management agreements between the manager and the applicable lessee (which is one of our wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotels and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

Either party may terminate a management agreement at any time upon prior notice of 180 days. In addition, our leasing subsidiary may terminate a management agreement if the applicable manager fails to achieve certain performance levels.

Franchise Agreements

With respect to the recently purchased hotel in Houston, there is a relicensing franchise agreement between our wholly-owned subsidiary that is serving as the lessee of the hotel (as specified in a previous section) and Marriott International, Inc. In addition, we have caused Apple Seven Hospitality, Inc. to provide a separate guaranty of the payment and performance of the lessee under the relicensing franchise agreement.

The relicensing franchise agreement for the hotel in Houston provides for a royalty fee generally equal to 5% of gross room revenues. In addition, the franchisor is entitled to receive a marketing contribution generally equal to 2.5% of gross room revenue. The initial term of the relicensing franchise agreement is 20 years. The applicable lessee has the option to renew the term of the agreement for an additional ten-year period. The relicensing franchise agreement may be terminated for various reasons, including failure by the applicable lessee to operate in accordance with the standards, procedures and requirements established by the franchisor.

With respect to the recently purchased hotel in San Diego, there is a franchise license agreement between the applicable lessee and Hilton Hotels Corporation. Apple Seven Hospitality Ownership, Inc. has entered into a guarantee in which it has guaranteed the payment and performance of the lessee under the franchise license agreement.

The franchise agreement for the hotel in San Diego provides for a royalty fee generally equal to 5% of gross room revenues. In addition, the franchisor is entitled to receive a program fee generally equal to 4.3% of gross room revenue. The term of the franchise agreement is 17 years. The franchise agreement may be terminated for various reasons, including failure by the applicable lessee to operate in accordance with the standards, procedures and requirements established by the franchisor.

Owner Agreement

With respect to the hotel covered by the relicensing franchise agreement, there is a separate owner agreement between the applicable franchisor, owner and lessee. The owner agreement generally provides that the owner (our wholly-owned subsidiary) will (a) be bound by certain restrictions in the related relicensing franchise agreement for the hotel; and (b) perform the obligations of the lessee (which is another one of our wholly-owned subsidiaries) in the event of its default under such agreement.

OUR PROPERTIES

Our hotels offer guest rooms and suites, together with related amenities, that are consistent with their operation as extended-stay, select service or full service hotels (as applicable). The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their respective markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, the hotels are adequately covered by insurance. The following tables present further information about the recently purchased hotels.

Table 1. General Information

Hotel	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)
Houston, Texas	Residence Inn	130	$13,600,000	$179-209	$12,547,000
San Diego, California	Hilton Garden Inn	200	34,500,000	149-169	29,607,000

	Total	330	$48,100,000

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate and frequent customers. The hotel in Houston was recently constructed and the initial range of rooms rates is under review.
(b)	The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the personal property component of each hotel.

Table 2. Operating Information (a)

PART A	Franchise	Avg. Daily Occupancy Rates (%)
Hotel		2001	2002	2003	2004	2005
Houston, Texas	Residence Inn	—	—	—	—	—
San Diego, California	Hilton Garden Inn	—	—	—	—	52%

PART B	Franchise	Revenue per Available Room/Suite ($)
Hotel		2001	2002	2003	2004	2005
Houston, Texas	Residence Inn	—	—	—	—	—
San Diego, California	Hilton Garden Inn	—	—	—	—	$63

Notes for Table 2:

(a)	Operating information is presented for the last five years, if available. For a hotel which opened within that period, the presentation begins with the opening year of the hotel. Results of operations for any period before the effective date of our ownership were provided by the applicable seller or manager for such period. The hotel in Houston, Texas was the result of new construction.

Table 3. Tax and Related Information

Hotel	Franchise	Tax Year		Real Property Tax Rate (a)	Real Property Tax (b)
Houston, Texas	Residence Inn	2005	(c)	3.00954%	$14,912
San Diego, California	Hilton Garden Inn	2005	(d)	1.07654%	194,638

Notes for Table 3:

(a)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).
(b)	The hotel in Houston was under construction during 2005, and the property tax for that year is not indicative of the expected tax for future periods.
(c)	Represents calendar year.
(d)	Represents twelve month period ending June 30, 2006.

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SELECTED FINANCIAL DATA

(in thousands except per share and statistical data)	Three Months Ended March 31, 2006	For the period May 26, 2005 (initial capitalization) through December 31, 2005
Income Statement
General and administrative expenses	$65	$40
Interest (income) expense, net	$(76)	$13

Total expenses, net	$(11)	$53

Net income (loss)	$11	$(53)

Per Share Data
Earnings (loss) per common share (a)	$0.01	$(5,251.30)
Weighted-average common shares outstanding (000’s)—basic and diluted (a)	955	—

Balance Sheet Data
Cash and cash equivalents	$57,050	$50
Total assets	$57,103	$523
Notes payable	$—	$400
Shareholders’ equity	$56,747	$(29)

Other Data
Cash flow from:
Operating activities	$(40)	$(11)
Financing activities	$57,040	$37

(a)	The Company had 10 common shares outstanding during the period from May 26, 2005 (initial capitalization) through December 31, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(for the quarter ended March 31, 2006)

Overview

Apple REIT Seven, Inc. together with its wholly owned subsidiaries (the “Company”) is a Virginia corporation that intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. The Company, which owned no properties at March 31, 2006 and therefore has no operating history, was formed to invest in hotels, residential apartment communities and other selected real estate. Initial capitalization occurred on May 26, 2005, when 10 Units (each Unit consisting of one common share and one Series A preferred share) were purchased by Apple Seven Advisors, Inc. and 240,000 shares of Series B Preferred shares were purchased by Mr. Glade M. Knight, the Company’s Chairman, Chief Executive Officer and President. The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated

Liquidity and Capital Resources

The Company is raising capital through a “best-efforts” offering of shares by David Lerner Associates, Inc. (the “Managing Dealer”), which receives a selling commission and a marketing expense allowance based on proceeds of the shares sold. The minimum offering of 4,761,905 Units at $10.50 per Unit was sold as of March 15, 2006, with proceeds to the Company, net of commission and a marketing expense allowance, totaling $45 million. An additional 1,260,120 Units, at $11 per Unit, were sold on March 28, 2006, with the Company receiving proceeds, net of commission and a marketing expense allowance, of approximately $12.5 million. The Company is continuing its offering at $11 per Unit.

As of March 31, 2006, the Company had cash and cash equivalents totaling $57.1 million, primarily as a result of its sale of Units through that date. The Company intends to use funds generated from its “best-efforts” offering to invest in hotels, residential apartment communities and other commercial real estate.

Starting in April 2006, the Company intends to pay distributions to common shareholders monthly of $.073334 per share. To qualify as a REIT the Company will be required to distribute 90% of its ordinary income. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, the Company has had significant amounts of cash earning interest at short term money market rates. As a result, the difference between distributions paid and cash generated from operations will be funded from proceeds from our offering of Units, and this portion of distributions is expected to be treated as a return of capital for federal income tax purposes, until such time as the Company can invest its cash in income-producing real estate. Since a portion of distributions will be funded with proceeds from the offering of Units, the Company’s ability to maintain its current intended rate of distribution will be based on its ability to fully invest its offering proceeds and thereby increase its cash generated from operations. Since there can be no assurance of the Company’s ability to acquire properties that provide income at this level, there can be no assurance as to the classification or duration of distributions at the intended current rate. Proceeds of the offering which are distributed are not available for investment in properties.

Line of Credit

Prior to the commencement of the offering, the Company obtained an unsecured line of credit in a principal amount of $400,000 to fund some of its offering expenses. The lender was Wachovia Bank, N.A. The line of credit bore interest at the bank’s prime rate, with interest payable monthly. The line of credit was fully paid during March 2006 and discharged.

Related Party Transactions

The Company will have significant transactions with related parties. These transactions cannot be construed to be at arms length and the results of the Company’s operations may be different than if conducted with non-related parties. The Company has entered into a Property Acquisition and Disposition Agreement with Apple Suites Realty Group, Inc. (“ASRG”), to acquire and dispose of real estate assets for the Company. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses will be payable for these services. Fees paid to ASRG for property acquisitions will be capitalized as part of the purchase price of the properties. Additionally, the Company has entered into an advisory agreement with Apple Seven Advisors, Inc. (“ASA”) to provide management of the Company and its assets. An annual fee ranging from .1% to .25% of total gross equity proceeds received by the Company, in addition to certain reimbursable expenses, will be payable for these services. ASA utilizes Apple Hospitality Two, Inc. (“AHT”) to provide these services. Expenses incurred by the Company under the ASA advisory agreement during the three months ended March 31, 2006 were approximately $56 thousand, and are included in general and administrative expenses in the Company’s consolidated income statement. ASRG and ASA are wholly owned by Glade M. Knight, Chairman, Chief Executive Officer and President of the Company. Mr. Knight also serves as the Chairman and Chief Executive Officer of AHT and of other real estate investment trusts. The Company’s Board of Directors are also on the Board of Directors of Apple Hospitality Two, Inc. and/or Apple Hospitality Five, Inc.

Series B Convertible Preferred Stock

The Company has issued 240,000 Series B convertible preferred shares to Glade M. Knight, Chairman, Chief Executive Officer and President of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $24,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into Common Shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1) substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2) the termination or expiration without renewal of the advisory agreement, or if the Company ceases to use Apple Suites Realty to provide property acquisition and disposition services; or

(3) the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the $1 billion offering according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$ 50 million	0.92321
$100 million	1.83239
$150 million	3.19885
$200 million	4.83721
$250 million	6.11068
$300 million	7.29150
$350 million	8.49719
$400 million	9.70287
$450 million	10.90855
$500 million	12.11423
$550 million	13.31991
$600 million	14.52559
$650 million	15.73128
$700 million	16.93696
$750 million	18.14264
$800 million	19.34832
$850 million	20.55400
$900 million	21.75968
$950 million	22.96537
$ 1 billion	24.17104

In the event that after raising gross proceeds of $1 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/50 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest 50 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests.

Expense related to issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares occurs. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares. Although the fair market value cannot be determined at this time, compensation expense if the maximum offering is achieved could range from $0 to in excess of $63 million (assumes $11 per Unit fair market value).

Subsequent Events

On April 11, 2006, the Company entered into an assignment of contract whereby the Company assumed, from ASRG, the right to purchase a hotel in San Diego, California. The expected total purchase price of the hotel, which contains 200 rooms and is anticipated to operate as a Hilton Garden Inn, is approximately $34.5 million. It is expected that the purchase price will be funded from the Company’s cash balances on hand. While the purchase of the hotel by the Company is expected to occur during 2006, the contract is subject to normal due diligence, and no assurance can be given that the purchase will be consummated.

On April 17, 2006, the Company declared and paid a cash dividend of $.0733 per share to shareholders’ of the Company’s common stock, totaling $442 thousand. This was the Company’s initial common stock dividend.

On April 25, 2006, the Company sold 2,472,344 Units at $11.00 per Unit through its ongoing best-efforts offering, thus raising gross proceeds of $27.2 million on that date. Proceeds, net of commissions and marketing expenses paid to the Managing Dealer, were $24.5 million from this sale.

On April 27, 2006, the Company closed on the purchase of a Residence Inn hotel located in Houston, Texas. The Company assumed the purchase contract from a subsidiary of Apple REIT Six, Inc., a related party. The Company reimbursed Apple REIT Six, Inc. for its costs associated with the contract. The hotel is newly constructed and has a total of 130 rooms and will be managed by Western International Inc. The purchase price was approximately $13.6 million. The purchase was funded from the Company’s cash balances on hand.

On April 27, 2006, the Company entered into two separate purchase contracts for two hotels. One of the purchase contracts is for a currently operating 167 room hotel located in Omaha, Nebraska, with an expected purchase price of $23.1 million. The other purchase contract is for a 118 room hotel to be constructed in Miami, Florida, at an expected purchase price of $15.0 million. Both contracts are subject to normal due diligence and no assurance can be given that either of the purchases will be consummated. The planned closing dates are during mid-2006 for the Omaha hotel and during 2007 for the Miami hotel, and if the closings occur the purchase price is expected to be funded from proceeds from the Company’s ongoing best-efforts offering of Units and cash balances on hand. Additional funding for the Omaha hotel is expected to be provided by the assumption by the Company, from the current owner, of an outstanding mortgage loan on the property of approximately $13 million.

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INDEX TO FINANCIAL STATEMENTS

Consolidated Balance Sheets—March 31, 2006 and December 31, 2005 (unaudited)	F – 2
Consolidated Statement of Operations—Three months ended March 31, 2006 (unaudited)	F – 3
Consolidated Statement of Cash Flows—Three months ended March 31, 2006 (unaudited)	F – 4
Notes to Consolidated Financial Statements (unaudited)	F – 5

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Apple REIT Seven, Inc.

Consolidated Balance Sheets as of March 31, 2006 and December 31, 2005

(Unaudited)

(In thousands, except share data)

	March 31, 2006	December 31, 2005
ASSETS
Cash and cash equivalents	$57,050	$50
Prepaid offering costs	—	473
Other prepaid assets	53	—

TOTAL ASSETS	$57,103	$523

LIABILITIES
Note payable	$—	$400
Accrued expenses and offering costs	356	152

TOTAL LIABILITIES	356	552

SHAREHOLDERS’ EQUITY
Preferred stock, authorized 15,000,000 shares; none issued and outstanding
Series A preferred shares, no par value, authorized 200,000,000 shares; issued and outstanding 6,022,035 and 10 shares, respectively	—	—
Series B preferred convertible stock, no par value, authorized 240,000 shares; issued and outstanding 240,000 shares	24	24
Common stock, no par value, authorized 200,000,000 shares; issued and outstanding 6,022,035 and 10 shares, respectively	56,765	—
Retained deficit	(42)	(53)

TOTAL SHAREHOLDERS’ EQUITY	56,747	(29)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$57,103	$523

See notes to consolidated financial statements.

Apple REIT Seven, Inc.

Consolidated Statement of Operations for the Three Months Ended March 31, 2006

(Unaudited)

(in thousands, except per share data)

Three months ended March 31, 2006
Revenue	$—

Expenses:
General and administrative	65

Total expenses	65

Operating loss before interest income and expense	(65)
Interest income	82
Interest expense	(6)

Net income	$11

Basic and diluted earnings per common share	$0.01

Weighted average shares outstanding—basic and diluted (000’s)	955

See notes to consolidated financial statements.

Note: The Company was formed on May 20, 2005.

Apple REIT Seven, Inc.

Consolidated Statements of Cash Flows (unaudited)

(in thousands)

Three months ended March 31, 2006
Cash flow from operating activities:
Net income	$11
Changes in operating assets and liabilities:
Increase in prepaid operating assets	(53)
Increase in accrued operating expenses	2

Net cash used in operating activities	(40)
Cash flow from investing activities	—
Cash flow from financing activities:
Net proceeds from issuance of common stock	57,440
Payment of note payable	(400)

Net cash provided by financing activities	57,040

Net increase in cash and cash equivalents	57,000
Cash and cash equivalents, beginning of period	50

Cash and cash equivalents, end of period	$57,050

Supplemental information: interest expense paid	$9

See notes to consolidated financial statements.

Note: The Company was formed on May 20, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information required by accounting principles generally accepted in the United States. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These unaudited financials should be read in conjunction with the Company’s audited consolidated financial statements included in its registration statement filed on Form S-11 with the Securities and Exchange Commission (File No. 333-125546). Operating results for the three month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the twelve month period ending December 31, 2006.

General Information and Summary of Significant Accounting Policies

Organization

Apple REIT Seven, Inc. together with its wholly owned subsidiaries (“Apple REIT Seven” or the “Company”) is a Virginia corporation that intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. The Company was formed to invest in hotels, residential apartment communities and other selected real estate. The Company’s initial investment in and purchase of commercial real estate property occurred in April 2006; no purchases of commercial real estate properties had occurred as of March 31, 2006. Apple REIT Seven’s initial capitalization occurred on May 26, 2005, when 10 Units (each Unit consisting of one common share and one Series A preferred share of the Company) were purchased by Apple Seven Advisors, Inc. and 240,000 shares of Series B Preferred shares were purchased by Mr. Glade M. Knight, Chairman, Chief Executive Officer and President of the Company. The Company’s fiscal year end is December 31. The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.

Earnings per Common Share

Basic earnings per common share is computed based upon the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated after giving effect to all potential common shares that were dilutive and outstanding for the period. Series B convertible shares are not included in earnings per common share until such time it becomes probable that such shares can be converted to common shares.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. The fair market value of cash and cash equivalents approximate their carrying value. Cash equivalents are placed with high credit quality financial institutions and the balances may exceed federal depository insurance limits.

Comprehensive Income

The Company had no transactions which generated any differences between comprehensive income and net income during the periods reported.

Income Taxes

The Company intends to make an election to be treated, and expects to qualify, as a REIT under the Internal Revenue Code of 1986, as amended. As a REIT, the Company will be allowed a deduction for the amount of dividends paid to its shareholders, thereby subjecting the distributed net income of the Company to taxation only at the shareholder level. The Company’s continued qualification as a REIT will depend on its compliance with numerous requirements, including requirements as to the nature of its income and distribution of dividends.

The Company has established Apple Seven Hospitality Management, Inc. as a 100% owned taxable REIT subsidiary (“TRS”). The TRS or its subsidiaries will lease all hotels from the Company and be subject to income tax at regular corporate rates on any income that it earns.

Start Up Costs

Start up costs are expensed as incurred.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Offering Costs

The Company is raising capital through a “best-efforts” offering of Units by David Lerner Associates, Inc. (the “Managing Dealer”), which receives a selling commission and a marketing expense allowance based on proceeds of the shares sold. Additionally, the Company has incurred other offering costs including legal, accounting and reporting. These offering costs are recorded by the Company as a reduction of shareholders’ equity. As of March 31, 2006, the Company had sold 6,022,035 Units for gross proceeds of $63.9 million and proceeds net of offering costs of $56.8 million.

Note 2

Line of Credit

Prior to the commencement of the offering, the Company obtained an unsecured line of credit in a principal amount of $400,000 to fund some of its offering expenses. The lender was Wachovia Bank, N.A. The line of credit bore interest at the bank’s prime rate, with interest payable monthly. The line of credit was fully paid during March 2006 and discharged.

Note 3

Related Parties

The Company will have significant transactions with related parties. These transactions cannot be construed to be at arms length and the results of the Company’s operations may be different than if conducted with non-related parties. The Company has entered into a Property Acquisition and Disposition Agreement with Apple Suites Realty Group, Inc. (“ASRG”), to acquire and dispose of real estate assets for the Company. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses will be payable for these services. Fees paid to ASRG for property acquisitions will be capitalized as part of the purchase price of the properties. Additionally, the Company has entered into an advisory agreement with Apple Seven Advisors, Inc. (“ASA”) to provide management of the Company and its assets. An annual fee ranging from .1% to .25% of total gross equity proceeds received by the Company, in addition to certain reimbursable expenses, is payable for these services. ASA utilizes Apple Hospitality Two, Inc. (“AHT”) to provide these services. Advisory fees and other reimbursable expenses incurred by the Company under the ASA advisory agreement during the three months ended March 31, 2006 were approximately $56 thousand, and are included in general and administrative expenses in the Company’s consolidated statement of operations. ASRG and ASA are wholly owned by Glade M. Knight, Chairman, Chief Executive Officer and President of the Company. Mr. Knight also serves as the Chairman and Chief Executive Officer of AHT and of other real estate investment trusts. The Company’s Board of Directors are also on the Board of Directors of Apple Hospitality Two, Inc. and/or Apple Hospitality Five, Inc.

Note 4

Series B Convertible Preferred Stock

The Company has issued 240,000 Series B convertible preferred shares to Glade M. Knight, Chairman, Chief Executive Officer and President of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $24,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into Common Shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1) substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2) the termination or expiration without renewal of the advisory agreement, or if the Company ceases to use Apple Suites Realty to provide property acquisition and disposition services; or

(3) the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the $1 billion offering according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$ 50 million	0.92321
$100 million	1.83239
$150 million	3.19885
$200 million	4.83721
$250 million	6.11068
$300 million	7.29150
$350 million	8.49719
$400 million	9.70287
$450 million	10.90855
$500 million	12.11423
$550 million	13.31991
$600 million	14.52559
$650 million	15.73128
$700 million	16.93696
$750 million	18.14264
$800 million	19.34832
$850 million	20.55400
$900 million	21.75968
$950 million	22.96537
$ 1 billion	24.17104

In the event that after raising gross proceeds of $1 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/50 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest 50 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the common shareholders’ interests.

Expense related to issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares occurs. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares. Although the fair market value cannot be determined at this time, compensation expense if the maximum offering is achieved could range from $0 to in excess of $63 million (assumes $11 per Unit fair market value).

Note 5

Subsequent Events

On April 11, 2006, the Company entered into an assignment of contract whereby the Company assumed, from ASRG, the right to purchase a hotel in San Diego, California. The expected total purchase price of the hotel, which contains 200 rooms and is anticipated to operate as a Hilton Garden Inn, is approximately $34.5 million. It is expected that the purchase price will be funded from the Company’s cash balances on hand. While the purchase of the hotel by the Company is expected to occur during 2006, the contract is subject to normal due diligence, and no assurance can be given that the purchase will be consummated.

On April 17, 2006, the Company declared and paid a cash dividend of $.0733 per share to shareholders’ of the Company’s common stock, totaling $442 thousand. This was the Company’s initial common stock dividend.

On April 25, 2006, the Company sold 2,472,344 Units at $11 per Unit through its ongoing best-efforts offering, thus raising gross proceeds of $27.2 million on that date. Proceeds, net of commissions and marketing expenses paid to the Managing Dealer, were $24.5 million from this sale.

On April 27, 2006, the Company closed on the purchase of a Residence Inn hotel located in Houston, Texas. The Company assumed the purchase contract from a subsidiary of Apple REIT Six, Inc., a related party. The Company reimbursed Apple REIT Six, Inc. for its costs associated with the contract. The hotel is newly constructed and has a total of 130 rooms, and will be managed by Western International Inc. The purchase price was approximately $13.6 million. The purchase price was funded from the Company’s cash balances on hand.

On April 27, 2006, the Company entered into two separate purchase contracts for two hotels. One of the purchase contracts is for a currently operating 167 room hotel located in Omaha, Nebraska, with an expected purchase price of $23.1 million. The other purchase contract is for a 118 room hotel to be constructed in Miami, Florida, at an expected purchase price of $15.0 million. Both contracts are subject to normal due diligence and no assurance can be given that either of the purchases will be consummated. The planned closing dates are during mid-2006 for the Omaha hotel and during 2007 for the Miami hotel, and if the closings occur the purchase price is expected to be funded from proceeds from the Company’s ongoing best-efforts offering of Units and cash balances on hand. Additional funding for the Omaha hotel is expected to be provided by the assumption by the Company, from the current owner, of an outstanding mortgage loan on the property of approximately $13 million.